Exhibit 21.1

SUBSIDIARIES

Langer, Inc., a Delaware corporation, owns 100% of the outstanding capital stock of each of the following corporations:

1.                Langer Biomechanics Group (UK) Limited, an English limited liability company.

2.                Langer Distribution Services, Inc., a Delaware corporation (formerly known as GoodFoot Acquisition Co.).

3.                Langer Canada Inc., a New Brunswick (Canada) corporation.

Langer  Canada Inc., owns 100% of the outstanding capital stock of Bi-Op Laboratories Inc., a Quebec (Canada) corporation.

4.                Silipos, Inc., a Delaware corporation.

Silipos, Inc. owns 100% of the outstanding capital stock of Silipos (UK), Ltd. an English limited liability Company.